FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 07, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

7 March 2014

The Royal Bank of Scotland Group plc

Board Appointment

The Royal Bank of Scotland Group plc ("RBS") announces today the appointment of a new Non-executive Director of RBS. Morten Friis (age 61) will join with effect from 10 April 2014.

On appointment, Morten Friis will become a member of the Group Audit Committee and Board Risk Committee.

RBS also announces today that Anthony Di Iorio (age 70) will step down from the Board of RBS on 26 March 2014.

Commenting on the Board changes, Philip Hampton, RBS Chairman, said:

"I am delighted that Morten has agreed to join our Board. He has recently retired as Chief Risk Officer of Royal Bank of Canada. Having spent 34 years in the financial services industry he brings a broad and deep knowledge of banking, in addition to his strong technical knowledge of risk in all its aspects relating to a universal bank.

"On behalf of my fellow Board members I look forward to welcoming him to RBS and to working with him.

"I would like to thank Tony for the contribution he has made to the Board and the Committees he has served on since his appointment to the Board in September 2011. Tony will leave with our thanks and good wishes for the future."

There are no other matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

Group Media Centre                                                                +44 131 523 4205

Notes to Editors

Biographical Details

Morten Friis

Morten has 34 years financial services experience and has previously held various roles at Royal Bank of Canada and its subsidiaries including Associate Director at Orion Royal Bank, Vice President, Business Banking and Vice President, Financial Institutions. In 1997, he was appointed as Senior Vice President, Group Risk Management and served as the Chief Credit Officer then Chief Risk Officer from 2004 to 2014. He was also previously a Director RBC Bank (USA), Westbury Life Insurance Company, RBC Life Insurance Company and of RBC Dexia Investor Services Trust Company.

He is a member of the Board of Directors of The Canadian Institute for Advanced Research, the Harvard Business School Club of Toronto and the Philadelphia-based Risk Management Association.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 March 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary